Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081



                                   November 23, 2004


Mr. George Ohsiek
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

     Re:    Village Super Market, Inc.
            Form 10-K for Year Ended July 31, 2004
            Filed October 21, 2004
            File Number:  0-02633

Dear Mr. Ohsiek:

     Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. The following sets forth the comments made in your letter dated November 10, 2004 and our responses thereto:


     1. Comment: In the Wakefern Food Corporation Section you state that each member of the cooperative is, "obligated to purchase from Wakefern a minimum of 85% of its requirements for products offered by Wakefern. If this purchase obligation is not met, the member is required to pay Wakefern's profit contribution shortfall attributable to this failure. The Company fulfilled this obligation in fiscal 2004." This section and the 2003 10-K are silent as to the obligation fulfillment in 2002 and 2003. In future filings, please disclose the status of the obligation fulfillment for each income statement period presented and disclose the required shortfall payment, if any.

            Response: The Company fulfilled the above obligation in fiscal 2004, 2003 and 2002. In future filings on Form 10-K, the Company will disclose the status of this obligation for each income statement period presented, including the disclosure of any required shortfall payment.


     2.	    Comment:  In future filings, please disclose how you calculate same store sales including reference to how you treat store renovations, new stores and relocations in the calculation.

            Response: Disclosure of the method of calculating same store sales will be included in all future filings, beginning with the Form 10-Q for the quarter ended October 30, 2004.


     3.	    Comment:  You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you disclose that "gross profit as a percentage of sales increased .54% in fiscal 2004 due to lower promotional spending, reduced warehousing and related charges from Wakefern, a higher estimate of patronage dividends and improved product mix. These improvements were partially offset by increased LIFO charges in fiscal 2004." While this information is helpful, you do not quantify the extent to which gross margin was affected by each of these reasons. In future filings, whenever possible, please quantify the business reasons attributed to material line item changes. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

            Response: In future filings, where more than one business reason is described as contributing to a material change in a financial statement line item, the Company will quantify, to the extent practicable, the extent to which each change contributed to the overall change in that line item. This disclosure will begin with the filing of the Form 10-Q for the quarter ended October 30, 2004.


     4.	    Comment:  The related party transaction section discusses the construction of a replacement store by the REIT. Please provide additional detail on this transaction and comment on your consideration of EITF 97-10 when determining accounting treatment of this transaction.

            Response: The Company sold the land and building occupied by the old Somers Point store on April 2, 2003 to the REIT (an unrelated party). The REIT is constructing a 130,000 square foot retail center on an adjacent piece of property, as well as redeveloping the property occupied by the old Somers Point store. Subsequent to our fiscal 2004 year end, the replacement store in Somers Point opened as part of this 130,000 square foot retail center. This was not a sale-lease back transaction, as the Company sold a 50,000 square foot store in one location and is leasing an 80,000 square foot store to be constructed by the REIT in an adjacent location. The Company has considered the provisions of EITF 97-10 in determining the accounting treatment of this transaction. As the Company as lessee is not involved with the construction of the store, the Company has determined it should not be considered the owner of the store during the construction period. The Company has concluded it is not involved with the construction of the store under the provisions of EITF 97-10 as: (1) the Company is not obligated to make lease payments regardless of when or whether the project is complete, (2) the Company has not guaranteed construction financing, (3) the Company has not made any equity investments in the owner/lessor, (4) the Company has made no loans or advances to the owner/lessor, (5) the Company has made no payments as lessee in the capacity of a developer, a general contractor, or a construction manager, (6) the Company is not primarily or secondarily obligated to pay project costs under construction contracts, (7) the Company is not obligated for any obligations that could arise from being the developer or general contractor, (8) the Company has no obligation to purchase the real estate project under any circumstances, (9) the Company has not funded any construction cost overruns,
(10) the Company has not paid any rent or fees of any kind on behalf of the lessor during the construction period, and (11) the Company has not made any payments with respect to providing indemnities or guarantees to the owner/lessor. In addition, this transaction did not involve a special-purpose entity that is the owner/lessor of the shopping center.


     5.	    Comment:  In future filings, please include a note to the
contractual obligations table to specify that the operating lease obligations figure does not include insurance, taxes and other operating expenses to which the company is obligated. If you believe that such costs are not material to an understanding of your contractual obligations, please tell us why. If material, provide a context for the reader to understand the impact of such costs on your total operating lease obligations. See Item 303(s)(5) of Regulation S-K.

            Response: In future filings, beginning with next years Form 10-K, the Company will include a note to the contractual obligations table specifying that both the capital lease and operating lease obligation figures do not include common area maintenance charges, real estate taxes and insurance charges for which the Company is obligated. The note will also include the amount expended on these obligations in the most recent fiscal year in order to provide a context for the reader of the impact of such costs.


     6.	    Comment:  In future filings, please include in the table or notes thereto, the annual interest expense for each time period presented in the table. For debt that is variable by its terms, or through swap arrangements, disclose the assumptions used to estimate interest expense for each period presented in the table. Based on interest expense recognized in recent periods, we assume that interest payments will be material to annual contractual obligations. See Section IV.A and footnote 46 to the
Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and results of Operations (Commissions' MD&A Guidance) issued on December 19, 2003.

            Response: In future filings, beginning with next year's Form 10-K, the Company will include a note to the contractual obligations table indicating interest expense, including the assumptions used to determine interest expense on variable rate debt. This disclosure will exclude interest expense associated with capital leases, as that amount is already included in the contractual obligations table under the capital leases caption.


     7.	    Comment:  The Goodwill section states that you operate as a single reporting unit for purposes of evaluating goodwill for impairment. SFAS 142 paragraph 30 defines a reporting unit as an operating segment or one level below an operating segment. Based on review of previous filings including the year ended July 1999 10-K, it appears that goodwill was created as a result of purchasing stores. For example, in 1999 goodwill increased by approximately $1,500,000 as a result of the purchase of the Vineland store. Given that it appears that goodwill relates to specific stores and we assume that each store represents an operating segment under paragraph 10 of SFAS 131, please explain why it is appropriate to evaluate impairment on the basis of the company as a single reporting unit rather than evaluating impairment at the store level. Provide reference to applicable authoritative literature.

            Response: The Company has determined that its operations consist of one reportable operating segment, the retail sale of food and non-food products. This conclusion is based on the aggregation criteria contained in paragraph 17 of SFAS 131. Each of our stores: (1) has similar economic characteristics, such as gross margins, and operate in similar economic areas,
(2) contain substantially the same selling departments (for example, grocery, meat, non-food, etc.) and sell substantially the same products within those departments, (3) sell to similar classes of customers using similar advertising and promotional programs, (4) buy and distribute products in a similar fashion from Wakefern and other venders using the same retail technology systems, and
(5) operate in a similar regulatory environment and in a limited geographic area . Based on the above criteria and paragraph 30 of SFAS 142 ("two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics"), the Company has determined that it operates as a single reporting unit for purposes of evaluating goodwill impairment.


     8.	    Comment:  In future filings, please specifically disclose the amount and type of "securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented." Refer to paragraph 40(c) of SFAS 128.

            Response: In future filings, we will include disclosure of the amount and type of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.


     9.	    Comment:  The Wakefern Food Corporation section of Item I and note 3 of the financial statements state that Wakefern provides insurance among other support services. Clarify for us the nature of the insurance provided by Wakefern. If it is solely limited to liability and property insurance provided through Insure-Rite Ltd., in future filings please clarify. If the insurance relates to postretirement and postemployment benefits such as postretirement health insurance, please provide an explanation of your consideration of SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS 112, Employers' Accounting for Postemployment Benefits.

            Response: The insurance provided by Wakefern is limited to liability and property insurance provided through Insure-Rite Ltd. In future filings on Form 10-K we will clarify this.


     10.    Comment:  In future filings, please disclose your voting rights.

            Response: In future filings on Form 10-K the Company will disclose the voting rights related to its investment in Wakefern.


     11. Comment: Wakefern provides support services in numerous administrative functions. In future filings, please disclose:

            - Whether these services are paid for separately or reflected as a reduction of the patronage dividend,
            -  where these costs are reflected in the financial statements, and
            - the amounts of administrative costs Wakefern charged you for all periods presented.

            Response: In future filings on Form 10-K the Company will provide the requested information.


     12. Comment: The Wakefern Food Corporation section of Item I states that in July 2002, Wakefern purchased substantially all of Big V's assets, including 27 stores, for $185 million in cash and assumed liabilities. In 2000, Big V filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. We assume that Wakefern's performance may be adversely impacted by the inclusion of Big V. Please explain how your cost method investment in Wakefern is evaluated for impairment and revise the investments section of note 1 in future filings to describe how you assess investments for impairment.

            Response: The Company considers the following factors in evaluating the investment in Wakefern for impairment: (1) the current level of profits of Wakefern, (2) previous levels of profits of Wakefern, (3) projected levels of profits of Wakefern. As Wakefern's profits, and the Company's share of Wakefern's profits distributed as a patronage dividend, have increased in recent years, the Company has concluded the investment in Wakefern is not impaired. In future filings on Form 10-K, we will revise the investment section of Note 1 to reflect the Company's method of evaluating the investment for impairment.


     13. Comment: The results of operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations states that "income before income taxes includes $1,639,000 of distributions received from two partnerships in which the Company is a limited partner." It later states that "the Company's accounting for these partnerships under the equity method had previously resulted in a zero investment balance in the consolidated financial statements." It appears that the two partnerships represent related parties. In future filings, please disclose the related party to whom the rents are paid and the amount of rents for all periods presented. Refer to SFAS 57 for guidance.

            Response: In future filings on Form 10-K the Company will include the requested disclosure


     14. Comment: You state that all options granted are exercisable up to 10 years from the date of the grant. It is unclear whether the options vest immediately at the date of grant or over a defined service period. Please clarify and update disclosure in future filings.

            Response: All options granted to date have vested over a one-year service period. Future filings on Form 10-K will reflect the vesting schedule of options granted.


     15. Comment: Paragraph 5(k) of SFAS 132(R) requires the disclosure of "the measurement date(s) used to determine pension and other postretirement benefit measurements for the pension plans and other postretirement benefit plans that make up at least the majority of plan assets and benefit obligations." Please disclose in future filings.

            Response: The disclosure required by paragraph 5(k) of SFAS 132(R) is included as the last sentence of the first paragraph of footnote 8, "The Company uses its fiscal year-end date as the measurement date for these plans."


     The Company acknowledges that:

           - The Company is responsible for the adequacy and accuracy of the disclosure in Company filings;

           - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We appreciate your assistance in ensuring that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at
(973) 467-2200.


                                     Very truly yours,



                                     /s/ KEVIN BEGLEY
                                     Kevin Begley
                                     Chief Financial Officer

KB/ldf